Filed by Xerox Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.

Commission File No.: 1-12665

The proposed merger transaction involving Xerox and ACS will be submitted to the respective stockholders of Xerox and ACS for their consideration. In connection with the proposed merger, Xerox will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Xerox and ACS that also constitutes a prospectus of Xerox. Xerox will mail the joint proxy statement/prospectus to its stockholders. Xerox and ACS urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Xerox and ACS, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from Xerox’s website, www.xerox.com, under the heading “Investor Relations” and then under the heading “SEC Filings”. You may also obtain these documents, without charge, from ACS’s website, www.acs-inc.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

Xerox, ACS and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Xerox and ACS in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Xerox and ACS in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009. You can find information about ACS’s executive officers and directors in its definitive proxy statement filed with the SEC on April 14, 2009. You can obtain free copies of these documents from Xerox and ACS websites using the contact information above.

This release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of ACS will not be successful; the risk that we will not realize all of the anticipated benefits from our acquisition of ACS; the risk that customer retention and revenue expansion goals for the ACS transaction will not be met and that disruptions from the ACS transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our Quarterly Report on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 and our 2008 Annual Report on Form 10-K and ACS’s 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission. Xerox assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

ACS in Europe

Expertise in action A C S

Your operations partner

A Fortune 500 company. Clients in 100 countries. More than 60,000 people ready to serve you.

Reliable

You entrust your most valuable assets to us – people, information and customers – so reliability is expected of us. It underpins everything we do.

Flexible

We are in the business of change. You need us to move with you – carefully, thoughtfully and smoothly – because nothing ever stays the same for long.

Responsive

Our ability to respond readily and appropriately to challenge is critical to being seen as a business partner, rather than just another supplier.

With integrity

Integrity is the foundation of all that we do. It enables the trust that we earn from you and completes your relationship with us.

Contents

Who we are 2 ACS in Europe 3 Enterprise solutions 4 Industry specific services 6 ACS in action 8 Our data and service centres in Europe 10 ACS scope of services in Europe 12 ACS companies 13 Contact us 14 1

Who we are

ACS is one of the world’s leading business services firms. We provide business process outsourcing and information technology solutions to world-class commercial and government clients. ACS is a global Fortune 500 company with more than 60,000 people supporting client operations in more than 100 countries.

Our client focus and commitment to operational excellence results in an increase in quality and productivity, combined with a reduction in costs for our customers. We call this Expertise in Action™. 2

ACS in Europe

ACS is proud to serve clients in Europe across many industries, including manufacturing, healthcare, financial services and transportation.

Some of our achievements in Europe include:

Fare collection and parking solutions for a number of

European cities, including Paris,

Lyon, Toulouse, Warsaw, Zurich,

Jerusalem and Riga.

Ticket imaging processes for Air France, reducing ticket imaging time from six days to 48 hours.

Processing six million invoices per year for General Electric, totalling $50 billion payable in 47 currencies.

Shortening an international package shipper’s billing cycle from 20 days to six.

Saving a leading manufacturer more than $35 million annually and reducing invoice processing costs by 76 percent.

Running a shared service centre, in 15 languages, offering end-to-end finance, accounting and

HR services for a leading motor manufacturer.

Providing seamless technical expertise, support and infrastructure services to a leading global airline. And helping the client to roll out a new maintenance system - the largest SAP implementation in

Europe.

If you would like to read more about how we support our clients see page 8 or look for our case stories on www.acs-inc.com.

3

Enterprise solutions

Businesses are becoming ever more diversified but they all still share one thing in common: the desire to be productive, efficient and profitable. This can be a difficult task in today’s highly competitive and ever-changing marketplace, as organisations are continually challenged with reduced resources and dwindling budgets. ACS can help manage many of the non-strategic business processes, instantly providing increased value and a competitive advantage that can reduce the cost of doing business.

We serve clients in the following areas across all industry sectors:

Customer care

Delivering a dependably positive customer experience is vital to many businesses. Success relies on customer support functions being performed by professionals who know and understand the needs of the customer. ACS has many years of experience in supplying such services to their clients, thus providing them with higher productivity, greater efficiency and improved customer retention.

Document and data management

One of the biggest challenges facing businesses today is the management of valuable documents and data. Complicating the issue is the exponential growth of unstructured digital data such as emails, web content, images and even video content. Effective management of these documents and data sources is key for any organisation to achieve optimum efficiency and productivity. ACS has the expertise necessary to make this a painless process for your organisation.

Finance and accounting

In today’s marketplace, organisations must cut costs and create new streams of revenue to thrive. By outsourcing some or all of their finance and accounting operations, organisations are able to save money, substantially improve service levels and marshal resources toward initiatives that generate profitable growth. ACS can help manage a broad spectrum of finance and accounting services, including: accounts payable; accounts receivable; billing and collections; general accounting; tax management; treasury and risk. By doing this, we provide companies with the means to increase efficiency and gain an operational advantage over their competitors.

Human capital management

Top-performing businesses understand that the talented individuals they employ offer them an important edge both competitively and economically, particularly given the pressure on organisations to deliver more with fewer resources. ACS can help to ensure that the right people are in the right position to provide maximum results, allowing your company to achieve its business goals while adding value to the organisation. Whether you’re looking to service your current workforce, prepare for future growth or analyse employee efficiency, ACS has the proprietary tools, processes and people in place to deliver results.

Industry specific services

For more than 35 years, ACS has helped businesses and governments improve operations to better serve their people and their customers. We provide flexible, reliable solutions wherever they are needed - from hospitals to motorways and from multinational banks to major airlines.

In addition to our range of enterprise solutions we offer many industry specific services, for example:

Central government

Central governments worldwide face a wide variety of challenges, but they all share one goal — to efficiently and effectively serve their constituencies. With a solid understanding of government operations and emerging service trends, we can enable transformation by putting technology and operations expertise into action to help our clients to keep pace with society’s rapidly changing needs.

By working with ACS, governments can transform the way that they serve individuals and their communities now and in the future.

Financial services

The financial services industry is a highly volatile marketplace. No longer is there a distinct boundary around financial services. Businesses are becoming one-stop shops for many financial needs. By outsourcing technology-enabled business processes to ACS, our clients can improve flexibility, lower costs, improve quality, increase accuracy and enhance overall service levels. We support many financial services clients with loan processing, insurance claims processing and mortgage industry payment processing.

Healthcare

Government health programmes and healthcare providers are facing tremendous challenges: the skyrocketing cost of care, the growing number of recipients and concerns about access to quality. Improving administration will reduce costs and inefficiencies. Yet the focus must include solutions that provide both administrative efficiency and improve the overall health of populations in need.

ACS has a strong history of delivering efficient and cost-effective administrative systems and innovative business processes, so less money goes toward administering the programme and more goes toward healthcare services for patients.

Manufacturing

Leading manufacturers of everything from cars, tyres and sporting goods to computers, lighting and home appliances trust ACS to provide business process outsourcing services. These clients also turn to our proven technology architectures to host key applications, including many web-based and customer-facing systems. As a world-class business partner, typical ACS results for manufacturers include improved customer service, better inventory management, compression of the order-to-cash cycle, increased speed to market and enhanced product quality on a global basis.

Transportation

ACS offers transport infrastructure operators a complete range of products and systems for fare collection and parking solutions. A high service level optimises revenue intake, while user-friendly tools enhance the experience for the wider public.

Mass transit operators all over the world rely on ACS. Our systems and services run more than 150,000 pieces of equipment, including automated ticket vending machines, booking office machines, portable inspector terminals and access gates. This enables some 50 million passengers a day to use bus services, underground railways, tolls, car parks and trains, worldwide. 6

ACS in action

Our depth of experience and breadth of capabilities gives clients the flexibility and scalability to align both human and capital resources with business strategy.

ACS manages a client’s business operations – no matter what platform or process – with a global infrastructure and experienced field staff to ensure reliability, cost savings, improved performance, business continuity and ongoing innovation. Here are some examples of our expertise in action across Europe.

Air France: ticketing processes

ACS has dramatically enhanced the accuracy of Air France’s data management and revenue accounting process.

Air France knew an in-house data management environment was not a viable option. Yet it wanted its paper-based tickets converted into an electronic format accessible within 48 hours from anywhere in the world. It was critical that their revenue accounting personnel be able to view and manipulate data quickly and have easy access to real time report data.

Air France partnered with ACS to convert its paper tickets to electronic images and process passenger revenue accounts. ACS also manages the invoice process and reconciles paper and electronic documents to be billed to other airlines.

travel-BA.Sys: back office support

travel-BA.Sys, a subsidiary of TUI, is Europe’s leading back office and financial system supplier for the travel industry. Its services include data aggregation, data warehousing and the provision of reservation platforms to travel agencies. An ACS company, sds business services, is supporting travel-BA.Sys by providing mainframe and middleware support, SAP R/3 database administration, mid office solutions and reservation platforms as well as data storage and archiving. It handles more than 1 million transactions per day, supports more than 250 interfaces to external data suppliers and services 1,400 legal entities.

“sds is providing outstanding services and supports travel-BA.Sys’s rapid growth strategy in a highly critical market,” says Ingo Brandes, managing director travel-BA.Sys.

Government of Malta: healthcare

ACS manages a seven-year, $21 million contract with the Government of Malta to improve the delivery of healthcare to patients through an integrated health information system.

“This is another milestone reached by the government in its endeavour to give the

Maltese people the best in healthcare,” says Frank Mifsud, permanent secretary in the Ministry of Health, the Elderly and Community Care.

ACS provides the hardware, software and expertise needed to maintain laboratory information systems, radiology information systems, picture archiving, and communications systems. The agreement also supplies healthcare professionals with the latest in healthcare technology, meeting and exceeding standards elsewhere in the world.

City of Lyon: public transport

Fare-dodging was costing the public transport system in Lyon, France, nearly 20 percent of its annual revenue. The greater Lyon transport authority needed to change how it collected fares and improve the data it gathered about passenger journeys.

ACS offered an adaptable system that provides instant travel data. New system additions include gate control systems at all city metro stations, use of smart card technologies for maximum system flexibility and the development of a ticket that allows commuters to use of all forms of public transport.

Now Lyon is realising more revenue from its public transportation system while gathering useful consumer data to help it improve the service.

Société Générale: employee engagement

Société Générale is one of the largest financial services groups in Europe. Its corporate and investment bank (SGCIB) is one the group’s fastest-moving businesses, operating in 45 countries and employing more than 10,000 people. When SGCIB wanted to improve its employee communication across the globe, by giving all employees online access to their compensation and benefit plans, it worked with ACS.

Buck Consulting, an ACS company, worked with SGCIB to design and implement total reward statements at all the bank’s global locations. The project included a new global total compensation brand as well as a method of valuing total compensation items and all the associated technical decisions.

General Motors: finance and accounting

ACS is working with General Motors to unify its many different finance and accounting operations from across the globe into a financial shared services centre to manage the business strategically, improve services and reduce costs.

“ACS has become an integral part of the General Motors team by providing a broad range of finance and accounting services. They have a strong understanding of our business, our culture and the way we operate. That is why General Motors works with ACS in so many critical capacities today,” says Delle ZurSchmiede, executive director financial shared services, General Motors. 9

Our data and service centres in Europe

ACS prides itself on reliable services and great client relationships founded on long term integrity and mutual respect. Our European data and service centres serve national and global organisations which entrust their business functions to us and on whose behalf we deliver 24 hours a day. Our European capability provides the depth of linguistic skill and cultural understanding that is favoured by many organisations.

Europe is a vital component of our global network of specialised service centres. Each centre enables us to share best practice and provides economies of scale for the benefit of multiple clients. We operate state-of-the-art BPO and ITO facilities in France, Germany, Ireland, Netherlands, Poland, Spain and the United Kingdom.

We also have offices in Belgium, Italy and Switzerland and are available through our wholly-owned businesses such as Buck Consulting, sds business services, ACS ITO UK and the ACS Transport Services Group. For a list of ACS services and locations please refer to the final pages of this brochure.

France

ACS business outsourcing helps public sector and commercial organisations in France drive down operational costs while offering a range of additional benefits such as access to new skills, streamlined finance and accounting processes and best-of-breed services. We also provide greater innovation and better speed-to-market for new products and services. Both domestic and multinational organisations based in France are now taking advantage of this change.

ACS is already active in many industries, including manufacturing, healthcare, transportation and retail. All this is made possible through our 400 highly skilled and very talented specialists across France. Indeed, we are visibly active in Amiens, Avignon, Lille, Lyon, Marseille, Metz, Nancy, Nice, Paris, Rennes, Toulouse and Valence, which all use our fare collection and parking solutions. ACS also provides commercial solutions for global manufacturing companies like Motorola.

Germany

The use of outsourcing in Germany continues to grow. Its use as a strategic business enabler is not driven by mega-deals but by a number of smaller, selective outsourcing arrangements and the takeover of captive IT service companies. This unique situation allows domestic and multinational businesses access to excellent services and a fast market entry.

Our acquisition of the leading IT services firm sds business services allows ACS to offer unparalleled local delivery of IT services across central Europe, including Germany, Switzerland and Austria. Our advanced facilities and infrastructure in Mulheim an der Ruhr enable us to provide European and international clients with multi-scope IT services on a global scale. sds business services is also an SAP hosting partner, offering smaller and medium-sized businesses economically attractive solutions. Our presence in Germany is underpinned by 200 ACS specialists.

Ireland

ACS in Ireland was the launch pad for our ITO and HR services in Europe and today supports clients globally. We manage a state-of-the-art facility at the Cork Airport Business Park and host an international data centre in Dublin. These locations are part of our "Follow the Sun" network, which provides continuous 24-7 support to more than 20 multinational clients. The services offered include data backup and storage, physical and network security, disaster recovery and business continuity. Ireland has the highest proportion of science graduates of any EU member state and thus provides a rich pool of highly skilled talent.

Netherlands

ACS in Amsterdam provides a range of BPO and ITO services to government and commercial clients, including the city of Den Haag. Our services include data centre hosting and human resource consulting services, which are provided through Buck Consulting. Our world-class data centre near Schiphol airport serves large IT operations across continental Europe. It hosts distributed platforms as well as midrange and mainframe computers. Our clients operate in a range of sectors, including banking, pharmaceutical, retail and local government.

Poland

The ACS centre in Krakow Business Park is a multi-service centre that provides finance, accounting, human resources and IT services thanks to our highly skilled, multilingual workers.

We selected Krakow after a thorough analysis of all the options because of its strategic location, large and growing economy and human resources potential. ACS Poland is now home to approximately 100 employees supporting clients in automotive, manufacturing, pharmaceuticals and retail.

ACS also provides the city of Warsaw with its fare collection and parking solutions.

Spain

Spain is a great destination for the outsourced business services of domestic and multinational businesses alike. A talented, multilingual labour force, highly competitive costs and excellent communications means that Spain is enjoying a surge in outsourcing interest both on and offshore.

ACS has been operating in Spain since 2002. Our flagship BPO delivery centre is located on the outskirts of Barcelona. The multilingual capability of this facility allows us to deliver high quality, cost effective services for the finance, accounting and human resources functions for our multinational clients across 16 European countries.

In Spain we employ more than 600 staff from 38 countries who work in 15 languages.

UK

With outsourcing well established in the UK, domestic and multinational businesses can enjoy high levels of access to core business services, either on or off-shore.

Our diverse facilities in the UK serve clients locally and in over 40 countries. In addition, ACS ITO UK and Buck Consulting, an ACS company, give us tremendous additional delivery capability in human resources and IT.

Buck Consulting helps our clients to solve complex HR issues such as building an innovative workforce, improving the performance of HR, managing the cost of human capital and complying with regulatory and legislative mandates. ACS ITO UK broadens our ITO capability through two additional data centres.

ACS employs more than 700 specialists and consultants across the UK.



10

11

ACS scope of services in Europe

IT outsourcing
- Desk top management
- Managed storage
- Midrange server outsourcing
- Network outsourcing
- Remote infrastructure management
- Utility computing

Human capital management
- Compensation
- Consulting
- Defined benefit
- Defined contribution
- Employee development
- Employee service centre
- Global mobility
- Health and welfare
- HR infrastructure systems
- Learning services
- Payroll
- Performance management
- Staffing and recruiting
- Transformation services

Finance and accounting
- Strategic advisory services
- Order to cash
- Procure to pay
- Record to report
- Employee payments
- Treasury and cash management

Healthcare

Systems integration and advisory services:
- Patient administration systems
- Electronic medical records
- Departmental systems
- Clinical adoption and engagement
- Business and clinical process improvement

Managed healthcare operations:
- Administrative and financial management solutions
- Electronic health records and health information exchange
- Care and disease management
- Pharmacy benefit management
- Fraud and abuse protection
- Health information analytics

Transportation
- Fare collection
- Electronic toll collection
- Airport and urban parking solutions
- Automated traffic enforcement (red light and speed cameras)

12



ACS companies

Through acquisition we now have access to the expertise of the following organisations:

Buck Consulting
Buck Consulting specialises in retirement services, health and welfare programmes, human resource management, compensation strategy and effective employee communications.

sds business services GmbH
sds specialises in fully outsourced data centre and infrastructure services, including application hosting, system design and IT consulting. Additionally, it has broad expertise in SAP and is an authorised SAP hosting partner. It currently hosts more than 5,000 users on the central hotline and runs 2,500 IT workplaces.

ACS ITO UK
ACS ITO UK, acquired from Syan, has four UK facilities, providing high-specification data centres with a particular emphasis on information security to ISO 27001 standards. It specialises in providing IT outsourcing and managed services such as server hosting and management, desktop lifecycle management, call centre services, application management and business continuity. ACS ITO UK is a premier IBM business partner.

Transport Solutions Group
The Transport Solutions Group, acquired from Ascom AG, provides fare collection and parking systems for airports, municipal authorities, hospitals and parking lots as well as highway tolls across Europe.

13

Contact us

For general enquiries:
ACS EMEA Headquarters
Affiliated Computer Services GmbH
Schaffhauserstr. 104
8152 Glattbrugg
Switzerland

Phone: +41 43 211 53 84
Fax: +41 43 211 53 89
Email: info.emea@acs-inc.com

Job opportunities:
Email: careers.emea@acs-inc.com

Useful web addresses:
www.acs-inc.com
www.buckconsultants.com
www.sds-bs.de

France

Enterprise solutions:
ACS Business Process Solutions
134 avenue Général Eisenhower
BP 7223 Toulouse Cedex 1
France

Phone: +33 5 61 19 13 79
Fax: +33 5 61 19 99 00
Email: julien.eas@acs-inc.com

Public transport:
ACS Solutions France SAS
Rue Claude Chappe
07500 Guilherand-Granges
France

Phone: +33 4 75 81 44 44
Fax: +33 4 75 81 41 00
Email: farecollection.france@acs-inc.com

International parking:
ACS Solutions France SAS
250, avenue des Grésillons
92600 Asnières
France

Phone: +33 1 41 32 71 11
Fax: +33 1 41 11 98 41
Email: parking.france@acs-inc.com

Germany

Enterprise solutions:
sds business services GmbH
Stinnes-Platz 1
45472 Mülheim an der Ruhr
Germany

Phone: +49 208 494-0
Fax: +49 208 494-927384
Email: info@sds-bs.de

Ireland

Enterprise solutions:
ACS Ireland Ltd
Building 5100
Cork Airport Business Park
Cork, Ireland

Phone: +353 21 231 4600
Email: info.ireland@acs-inc.com

Italy

Fare collection:
ACS Solutions Italy S.p.A.
Via L. Cadorna, 69
20090 Vimodrone (MI)
Italy

Phone: +39 02 25037111
Fax: +39 02 25037112
Email: info.italy@acs-inc.com

Netherlands

State and local government solutions:
ACS Netherlands
Amsterdam, Den Haag
Cessnalaan 1 - 33
1118 ZZ , Schiphol

Phone: +31 7034 626 80
Email: info.netherlands@acs-inc.com

Poland

Service centre:
ACS Poland
Sp. z o.o
Ul. Krakowska 280
32-080 Zabierzow
Poland

Phone: +48 12 397 00 00
Email: info.poland@acs-inc.com

Spain

Service centre:
ACS Spain
Edificio Cristal, Sector Baricentro
Carretera N-150, km 6.7
08210 Barberà del Vallès

Phone: +34 93 745 88 00
Email: info.spain@acs-inc.com

Switzerland

International parking:
ACS Switzerland
Affiliated Computer Services GmbH
Schaffhauserstr. 104
8152 Glattbrugg
Switzerland

Phone: +41 43 211 53 84
Fax: +41 43 211 53 89
Email: info.switzerland@acs-inc.com

Fare collection:
ACS Solutions Switzerland
Frankenstrasse 70
3018 Bern-Bumpliz
Switzerland

Phone: +41 31 999 61 11
Fax: +41 31 999 64 05

UK

Enterprise solutions:
ACS United Kingdom
160 Queen Victoria Street
London
EC4V 4AN
United Kingdom

Phone: +44 (0)20 7653 8000
Email: info.uk@acs-inc.com

www.acs-inc.com

expertise in action™

A C S®

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ACS and the ACS logo are the property of Affiliated Computer Services, Inc. All other registered and trade mars are the property of their respective owners.